Filed pursuant to Rule 433
Dated March 19, 2008

Relating to
Preliminary Prospectus Supplement dated March 19, 2008 to
Prospectus dated March 19, 2008
Registration Statement No. 333-149510

Packaging Corporation of America

6.50% Senior Notes Due 2018

Issuer:	Packaging Corporation of America
Securities Offered:	$150,000,000 aggregate principal amount of 6.50% Senior Notes Due 2018 (the “Notes”)
Maturity Date:	March 15, 2018
Interest Rate:	6.50% per year
Interest Payment Dates:	Semi-annually on September 15 and March 15 of each year, beginning on September 15, 2008
Interest Rate Adjustment:

As further described in the above-referenced Preliminary Prospectus Supplement, the interest rate payable on the Notes will be subject to adjustments from time to time if either of Moody’s Investors Service Inc. and its successors or Standard & Poor’s Rating Services, a division of McGraw Hill, Inc., and its successors, or any substitute rating agency, downgrades (or subsequently upgrades) the debt rating assigned to the Notes.

Optional Redemption:	Treasury Rate spread: plus 50 basis points
Change of Control Triggering Event:

As further described in the above-referenced Preliminary Prospectus Supplement, if a Change of Control Triggering Event occurs, unless the Issuer has previously exercised its right to redeem the Notes, the Issuer will make an offer to each holder of Notes to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase.

Trade Date:	March 19, 2008
Original Issue Date (Settlement Date):	March 25, 2008
Public Offering Price:	99.959% per Note ($149,938,500 total)
Benchmark Treasury:	3.50% due February 15, 2018
Benchmark Treasury Yield:	3.406%
Spread to Benchmark Treasury:	3.10%
Yield:	6.506%
CUSIP:	695156 AN9
ISIN:	US695156AN93
Joint Bookrunning Managers:	Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC, BMO Capital Markets Corp., NatCity Investments, Inc., Wachovia Capital Markets, LLC, Wedbush Morgan Securities Inc. and The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or (ii) J.P. Morgan Securities Inc. collect at 1-212-834-4533.

Preliminary Prospectus Supplement dated March 19, 2008 to Prospectus dated March 19, 2008